Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and is not intended to and does not constitute, or form part of, any offer to purchase or subscribe for or an invitation to purchase or subscribe for securities of the Offeror or the Company or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of the Offeror or the Company in any jurisdiction in contravention of applicable law or regulation.

This joint announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

廣東東陽光藥業股份有限公司	宜昌東陽光長江藥業股份有限公司
SUNSHINE LAKE PHARMA	YICHANG HEC CHANGJIANG
CO., LTD.	PHARMACEUTICAL CO., LTD.
(a company incorporated in the People’s Republic of	(a joint stock limited company incorporated in the
China with limited liability)	People’s Republic of China with limited liability)
(Stock Code: 1558)

JOINT ANNOUNCEMENT

EXTENSION OF TIME FOR DESPATCH OF THE

COMPOSITE DOCUMENT

AND

MONTHLY UPDATE

IN RELATION TO THE PROPOSED PRE-CONDITIONAL PRIVATISATION OF

YICHANG HEC CHANGJIANG PHARMACEUTICAL CO., LTD. BY

SUNSHINE LAKE PHARMA CO., LTD.

BY WAY OF MERGER BY ABSORPTION OF

YICHANG HEC CHANGJIANG PHARMACEUTICAL CO., LTD.

Financial Adviser to the Offeror

Financial Adviser to the Company

Reference is made to the announcement jointly published by Sunshine Lake Pharma Co., Ltd. (the ‘‘Offeror’’) and YiChang HEC ChangJiang Pharmaceutical Co., Ltd. (the ‘‘Company’’) on 10 May 2024 (the ‘‘Joint Announcement’’) in relation to the Merger. Unless the context requires otherwise, capitalised terms used herein shall have the same meanings as those defined in the Joint Announcement.

PROGRESS UPDATE ON THE MERGER

As stated in the Joint Announcement, the Merger Agreement is subject to the fulfilment of the Pre-Conditions, being (1) the approval, filing or registration (if applicable) with or by (a) NDRC (if applicable); (b) MoC (if applicable) and (c) SAFE (if applicable), and such other applicable governmental approvals in respect of the Merger having been obtained, (2) the approval or filing by or with the Listing Committee of the Stock Exchange, the Department of International Cooperation of the CSRC and such other competent authorities which are necessary for the listing (by way of introduction) of, and permission to deal in, the Offeror H Shares on the Stock Exchange pursuant to the Listing, and (3) approval by the shareholders meeting of the Offeror of the Merger in accordance with the PRC Laws and the articles of association of the Offeror.

Since the publication of the Joint Announcement, steps have been taken to fulfil the Pre-Conditions. As at the date of this joint announcement, none of the Pre-Conditions has been fulfilled yet.

DELAY IN DESPATCH OF THE COMPOSITE DOCUMENT

Pursuant to Rule 8.2 of the Takeovers Code, unless the Executive’s consent is obtained, the Offeror and the Company should normally despatch the Composite Document within 35 days of the date of the Joint Announcement, which in this case would be on or before 14 June 2024.

As more time is required for the fulfilment of Pre-Conditions, an application was made to the Executive pursuant to Note 2 to Rule 8.2 of the Takeovers Code, and the Executive has granted consent to extend the latest date for the despatch of the Composite Document to (i) within 7 days after the fulfillment of the Pre-Conditions or (ii) 7 July 2025, whichever is earlier. Further announcement(s) will be made as and when appropriate in compliance with the Takeovers Code and upon the fulfilment of the Pre-Conditions and the despatch of the Composite Document.

WARNING: The Pre-Conditions and the Conditions to effectiveness must be fulfilled before the Merger Agreement becomes effective. The Merger Agreement becoming effective is therefore a possibility only. Further, Shareholders, investors and potential investors in the securities of the Company should be aware that the implementation of the Merger is subject to the Conditions to implementation set out in the Joint Announcement being satisfied or waived, as applicable. Neither the Offeror nor the Company provides any assurance that any or all Conditions or Pre-Conditions can be fulfilled, and thus the Merger Agreement may or may not become effective or, if effective, may or may not be implemented or completed. Shareholders, investors and potential investors in the securities of the Company should therefore exercise caution when dealing in the securities of the Company. Persons who are in doubt as to the action to take and the implications arising from the Merger should consult their stockbroker, bank manager, solicitor or other professional advisers (including tax adviser regarding the tax consequences of the cancellation of the Shares and the implementation of the Merger).

By order of the board of	By order of the board of
Sunshine Lake Pharma Co., Ltd. ZHANG Yingjun	YiChang HEC ChangJiang Pharmaceutical Co., Ltd.
Chairman	TANG Xinfa
Chairman

Hubei, the PRC

7 June 2024

As at the date of this joint announcement, the Offeror’s directors are Dr. ZHANG Yingjun, Dr. LI Wenjia, Mr. Zhang Yushuai, Mr. TANG Xinfa, Mr. ZHU Yingwei, Ms. DONG Xiaowei, Ms. WANG Lei, Dr. LI Xintian, Dr. MA Dawei, Dr. YIN Hang Hubert and Dr. LIN Aimei. The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than in relation to the Company or the Directors in their capacity as such) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Company or the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any of the statements in this joint announcement misleading.

As at the date of this joint announcement, the Board consists of Mr. JIANG Juncai, Mr. WANG Danjin, Mr. LI Shuang and Mr. CHEN Hao as executive Directors; Mr. TANG Xinfa as non-executive Director; and Mr. TANG Jianxin, Ms. XIANG Ling and Mr. LI Xuechen as independent non-executive Directors. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than in relation to the Offeror or its directors in their capacity as such) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Offeror or its directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any of the statements in this joint announcement misleading.